7 World Trade Center at 250 Greenwich Street New York, New York 10007

John J. Goggins
Executive Vice President and General Counsel

VIA EDGAR CORRESPONDENCE

July 25, 2011

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Moody’s Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 28, 2011 Definitive Proxy Statement on Schedule 14A Filed March 9, 2011
File No. 001-14037

Dear Mr. Spirgel:

On behalf of Moody’s Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated June 24, 2011 (the “June 24 Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) filed by the Company on February 28, 2011 and the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by the Company on March 9, 2011. The Staff’s comments are set forth below in the order in which the comments were set out in the June 24 Letter and the Company’s responses are set forth after each comment.

Form 10-K for Fiscal Year Ended December 31, 2010

Business, page 8

Intellectual Property, page 14

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

1.	In future filings please revise this section to briefly discuss the duration of all patents, trademarks, licenses, franchises and concessions held.

Moody’s and its affiliates own and control a variety of trade secrets, confidential information, trademarks, trade names, copyrights, service marks, databases and other intellectual property rights (“Intellectual Property”) that, in the aggregate, are of material importance to Moody’s business, as noted on page 14 of Form 10-K. (Note that the Company did not reference patents in its disclosure as it had not held a patent in recent years. The Company now owns one patent and will disclose that in future filings.) The Company believes that its trademarks and related corporate names, marks and logos containing the term “Moody’s” are each individually material, as also noted on page 14 of Form 10-K. None of the Intellectual Property is subject to a specific expiration date, except to the extent that the copyright in items that the Company authors (such as credit reports, research, and other written opinions) expires pursuant to relevant law, currently 95 years from first publication in the U.S. In future Form 10-K filings, the Company will provide information regarding the duration of the Company’s Intellectual Property to the extent applicable.

Management’s Discussion and Analysis…, page 28

Accounts Receivable Allowance, page 30

2.	We note your discussion on page 30 regarding accounts receivable. In future filings please expand your discussion to explain the characteristics of your business or management of revenue collection that result in substantial accounts receivable in relation to revenue. We note on page 62 that you had $497.5 million in outstanding accounts receivable and $2,032.0 million in revenues in 2010.

Moody’s accounts receivable balance at December 31, 2010 of $497.5 million represents approximately 24.5% of 2010 revenue, which is consistent with prior years. Based on the Company’s business operations, accounts receivable as a percentage of revenue for the last twelve months is generally the highest at the end of the calendar year. This is due to the fact that a significant volume of invoicing occurs in the last two months of the year because the Company invoices Moody’s Analytics customers for the following year’s annual subscription/software maintenance services at that time. At December 31, 2010, this represented about $150 million of accounts receivable.

Additionally, in the Moody’s Investors Service business, the Company generally invoices issuers annually in arrears for the monitoring of outstanding credit ratings. As already disclosed in footnote two to the financial statements, revenue related to ratings of commercial paper are accrued quarterly based on estimated amounts of an issuer’s outstanding commercial paper and are invoiced when actual commercial paper outstanding data is available. In total, accrued revenue, for which an invoice will be issued subsequent to the completion of services, was about $80 million at the end of 2010, which was consistent with prior years.

Based on the specific characteristics of our business model as noted above, at the end of each year accounts receivable will be high relative to that year’s revenue. In future Form 10-K filings, the Company will expand its disclosure regarding its invoicing business practices to reflect these characteristics of the Company’s accounts receivable cycle.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Note 17 Contingencies, page 95

3.	We note your statement in the last paragraph of this note that you cannot estimate a range of possible losses. ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined. It does not appear that the company has provided any quantitative information. For all loss contingencies disclosed in this note for which you cannot estimate a range, please supplementally provide the following:

•	An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

•

The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

As the Staff is aware, paragraph 50-3 of ASC 450-20 states that when an accrual for a contingency has not been made,
“[d]isclosure of the contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred.” Paragraph 50-4 states that when the disclosure threshold of paragraph 50-3 is met, the disclosure called for by that provision shall include “[a]n estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.” As disclosed in footnote seventeen to the financial statements and discussed further below in response to comment 4, the Company stated that a range of possible losses cannot be made due to the inherent uncertainties involved in these matters, the large or indeterminate damages sought in some of them and the novel theories of law asserted.

The Company supplementally advises the Staff that, in preparing and assessing its contingencies disclosures, the Company considers a number of factors, including those enumerated in paragraph 55-12 of ASC 450-20, to the extent applicable. Among other things, the Company assesses with respect to each litigation the nature of the claim made, the number and identity of other persons and entities named as defendants, whether the claim is an individual claim or an alleged class action, and whether and what theories of liability are asserted. The Company then continuously manages and monitors each outstanding litigation in consultation with outside counsel. As the case progresses through the legal process, the Company’s legal staff considers the probability of various litigation outcomes following discussions with outside counsel, factoring into this analysis the nature of the plaintiffs (including whether the litigation involves a purported class action), the number and role of named co-defendants, the types of claims asserted, any relevant developments or precedent with respect to similar claims (whether involving or not involving the Company), and the Company’s determination as to how the Company will respond to the litigation. These matters are reviewed with outside counsel, senior management, the Company’s financial reporting staff and outside auditors, and, on at least a quarterly basis, with the Company’s Audit Committee. Based on this process, at the time of the Company’s financial reporting it assesses whether there is at least a

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

reasonable possibility that a loss may have been incurred and, if so, whether an estimate of possible loss or range of loss can be made.

As noted in the June 24 Letter, the Company has not disclosed an estimate of possible loss or range of loss for any of its pending litigations. Moreover, the Company has not identified any of the ratings-related litigations filed against the Company to date because the Company has not concluded that there is a “reasonable possibility” that a loss requiring disclosure has been incurred in any such proceeding.  In order to evaluate the reasons for this, it is important to understand the unique nature of ratings litigation. Because the Company’s ratings represent opinions about the future creditworthiness of securities and the Company is not involved in marketing those securities or making recommendations to investors about which securities to buy or sell, numerous U.S. and international courts have held that its ratings are entitled to substantial protections under the law. Thus, the Company has been in the business of providing credit rating opinions and related information for over 100 years, and has never had an unfavorable outcome, or prospect of such outcome, resulting in the need to make an accrual or charge that was required to be disclosed under the applicable accounting literature.

In addition, even assuming that the Company reached a different conclusion as to the merits of a given case (which it has not with respect to any of its pending ratings-related litigations), it is frequently not possible to make a reasonable estimate of possible loss or range of loss. As set forth below, in many instances, plaintiffs suing the Company do not specify the losses that they have incurred. Moreover, even where a plaintiff specifies the losses that it has incurred, it is often far from clear that the Company (or any co-defendant named in the action) is responsible for those investment losses. The difficulty of estimating possible loss is exacerbated by the facts that: (1) the Company is frequently only one of many co-defendants named in a given action, and (2) certain actions are brought as class actions in which the class is later not certified. In the latter category of cases, once class certification is either denied by a court or abandoned by the plaintiffs, an extremely large potential damage demand originally made on behalf of a class will be drastically reduced to the amount of damages allegedly sustained by the individual plaintiffs remaining in the case.

With respect to the Staff’s request for the “name of any case in which the plaintiff has requested in public filings a quantified amount of relief,” the Company further supplementally advises the Staff that, except as noted below, none of the pending ratings-related litigations filed by market participants against the Company in the United States since the beginning of the credit crisis in 2007 has specifically pleaded an amount of damages against the Company, other than pleadings designed to satisfy small jurisdictional requirements (which generally state that damages are in excess of $25,000 or $75,000). One exception (in terms of the dollar amount of the jurisdictional threshold) was a purported class action claim, in which the jurisdictional amount was in excess of $5 million; however, class certification has been denied in that case, and the amount of damages sought by the 15 individual plaintiffs has not been specified. Another exception was a case that asserted a

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

damage claim against the Company of “at least $18.95 million.” However, that case claimed injury as a result of a loss of liquidity in the auction rate securities market, notwithstanding that the Company’s ratings do not address liquidity, and for this reason, among others, the case was dismissed (with prejudice) as to the Company in February 2011.1

The pleadings in certain other pending U.S. ratings-related litigations contain allegations regarding amounts that the plaintiffs claim to have lost from an investment, or regarding the dollar amount involved in an issuance of securities. However, these disclosures do not clarify the issue of the range of possible liability asserted against the Company.

The Company is also a party to a number of rating-related litigations filed by market participants in jurisdictions outside of the United States. Certain international lawsuits contain quantified demands for relief, but in amounts that are clearly not material to the Company, either individually or in the aggregate. The Company is the subject of several lawsuits filed in Italy which assert larger claims for potential damages. For example, in one case involving approximately 600 claimants, Alessano v. Patti Chiari, et al. Docket No.: 19630/10RG, pending in the Tribunal of Milan, Italy, Sixth Division, the claimants assert that the Company is jointly and severally liable for approximately €25,263,656 in investment losses resulting from the Company’s allegedly erroneous rating of Lehman Brothers, and additional “non-patrimonial” (punitive) damages, interest, and “monetary revaluation from the time of the event.” In another Italian litigation, Simgest SpA v. Moody’s Investors Service, Inc., et al., Docket No. 21954/2009, pending in the Tribunal of Bologna, Italy, Third Division, the claimants seek damages of €10 million, as well as interest and monetary revaluation from the time of the event.

In addition, the Company is a defendant in thirteen cases that were filed in Uruguay approximately nine years ago, which collectively seek damages of approximately $18 million. These cases were brought by depositors in a bank that failed, who assert that they made deposits in the bank in reliance on debt security ratings issued by the Company. To date, 27 similar complaints against the Company have been dismissed; the Company has not had any judgments entered against it and has not paid any settlement amounts in any of these cases.

As described previously, the Company, together with outside counsel, periodically assesses the allegations in and applicable law pertaining to each of these cases, as well as the other factors described above. Moreover, as disclosed in footnote seventeen to the financial statements, as these matters progress, the Company’s management will continue to review the latest information available to it and assess its ability to predict the outcome of such matters.

[1]	The plaintiff in that case has filed a notice of appeal from the District Court’s decision.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

4.	We also note that in your earnings call on April 27, 2011 you responded to an inquiry regarding the number of cases dismissed or withdrawn. Tell us the number of cases brought to date for each type of case discussed and also the number of cases dismissed or withdrawn. Tell us the nature of any significant judgments used to support your statement that some parties assert “novel legal theories.”

Since July 2007, 58 ratings-related cases have been filed in which the Company is named as a defendant, including claims in jurisdictions outside of the United States. As of today, 25 of the cases that were filed in the United States and four that were filed outside the United States have been dismissed or withdrawn. The Company has not had any judgments entered against it and has not paid any settlement amounts in any of these cases.

The Company has disclosed each suit filed against the Company by purported shareholders. In addition, the Company is in the ordinary course of business named in employment and other litigation, none of which currently is material.

Among the significant judgments reflected in the Company’s determination that some parties have asserted novel legal theories is whether any such claims have ever been made or succeeded against the Company or other rating agencies operating in the United States, or otherwise have a basis in existing law. For example, since 2007, numerous cases were filed against the Company under the Securities Act of 1933 (the “1933 Act”), alleging, among other things, that the Company was subject to underwriter liability under Section 11 of the 1933 Act. These cases were filed notwithstanding more than seven prior decades of case law construing the definition of an “underwriter” under the 1933 Act, and notwithstanding the fact that the Company’s activities do not fall within the purview of that statutory definition. To date, seventeen of the eighteen cases have either been dismissed by the court or voluntarily dismissed by the plaintiff, and the United States Court of Appeals for the Southern District of New York ruled in May 2011 that rating agencies cannot be sued as underwriters under the 1933 Act. (In re Lehman Brothers Mortgage-Backed Securities Litigation, —F.3d.—, 2011 WL 1778726 (2d Cir. May 11, 2011)). The final remaining 1933 Act case, which is pending in the Eastern District of New York, should be governed by that precedent and therefore dismissed.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

5.	In future filings please revise your discussion to elaborate on the Institutional Investor Satisfaction Survey, as appropriate. For example, disclose the nature and specifics of the information gathered in the survey including quantitative and qualitative measures and data. Provide a discussion of how the results and overarching outcomes are determined and how the applicable percentage increase to incentive compensation is decided upon. We note at the bottom of page 31 that

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

based on the results of the survey and at the discretion of the Committee NEO’s cash incentive pool can be increased by up to 10%.

As discussed on page 31 of the Proxy Statement, the Governance and Compensation Committee added an institutional investor satisfaction survey (conducted by an independent third party) modifier to the NEOs’ annual cash incentive program in 2009. This modifier has a relatively immaterial effect on amounts payable under the program, adjusting the total funding of the program upward or downward only by up to 10% based on achievements versus the Company’s customer value goals. In 2010, management was evaluated regarding whether they were able to continue to enhance positive investor impressions of Moody’s products and services and whether they were able to reduce the less favorable impressions as measured by the survey. The survey comprises approximately 100 questions in total and respondents are asked for their perceptions of Moody’s and Moody’s competitors in the market where the respondent is based. For 2010, the results of five specific questions from the survey provide the basis of the modifier. The questions asked of institutional investors addressed how Moody’s has met the respondents’ business needs and expectations over the past 12 months, the performance of ratings, how the Company serves as a source of information regarding market events, whether the Company clearly communicates information about its rating decisions, methodology and models, and the quality of its research.

Also as noted in the Proxy Statement, based upon the results of the survey and at the discretion of the Committee, the NEO’s cash incentive pool can be increased by up to 10%. This adjustment is determined by the Committee’s subjective assessment of (1) the degree to which positive impressions increase and negative impressions decrease versus the previous year; and (2) the degree to which the impressions of Moody’s are meaningfully different relative to the impressions of Moody’s competitors included in the survey. The survey results do not produce a direct numerical adjustment. As stated above, the adjustment is made at the Committee’s discretion. In future filings, we will elaborate on specific questions evaluated for purposes of the modifier and on the subjective manner in which the survey results are evaluated.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

We respectfully request that additional comments, if any, in connection with the subject filings be directed to the undersigned at 7 World Trade Center, 250 Greenwich Street, New York, New York 10007, Attention: John Goggins.

Sincerely,

/s/ John J. Goggins

John J. Goggins Executive Vice President and General Counsel